

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Qing Pan
Chief Financial Officer
Noah Holdings Limited
Building 2, 1687 Changyang Road
Shanghai 200090
People's Republic of China

   Re: Noah Holdings Limited
     Form 20-F for the Fiscal Year Ended December 31, 2021
     Filed April 6, 2022
     File No. 001-34936

Dear Qing Pan:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Finance